Exhibit 19

INSIDER TRADING POLICY

Approved by the Board of Directors on February13, 2026

Insider Trading Policy

Purpose

U.S. federal and state and Canadian provincial securities laws prohibit buying, selling, or making other transfers of securities by persons who have material information that is not generally known or available to the public. These laws also prohibit persons with material nonpublic information from disclosing this information to others who may trade. These illegal activities are commonly referred to as “insider trading.” The penalties for violations of these laws may be severe.

Vuzix Corporation (together with its subsidiaries, the “Company”) has adopted this policy to establish guidelines for the Company’s employees, officers, directors, consultants and contractors with respect to transactions in the Company’s securities. The objective of the policy is to help prevent any actual or apparent impropriety, either of which could lead to allegations of insider trading and the potential for significant liability on the part of any implicated parties. This policy does not replace your responsibility to understand and comply with insider trading laws. Because insider trading laws are technical, and changes and new interpretations are frequent, this policy should not be relied upon in any particular instance.

Compliance with this policy is of the utmost importance to you and the Company. If you have any questions about any of the matters discussed in this policy or a particular transaction, please contact our Chief Executive Officer or Chief Financial Officer, who have been designated as the Company’s Insider Trading Compliance Officers. Advice from the Insider Trading Compliance Officers should not be regarded as investment advice or as a guarantee that your transaction will not violate insider trading laws. You are ultimately responsible for compliance with the policy and all applicable law.

The Company takes its obligations under the securities laws very seriously, and any violation or suspected violation of this or any other Company policy could subject you to disciplinary action, including ineligibility for future participation in the Company’s equity incentive plans or termination of your employment for cause.

Definitions

For purposes of this policy:

“Insiders” means the Company’s directors, officers, employees, consultants, distributors, sales persons, agents or other people who receive or have access to Material Nonpublic Information regarding Company and members of their immediate families or households.

”Nonpublic Information” refers to any information that has not been disclosed to the general public. Nonpublic information will be deemed to be public at the end of the second complete trading day following the date when the information is disclosed by the Company in a manner making it generally available to investors through a press release or a filing with the U.S. Securities and Exchange Commission (the “SEC”) and the applicable Canadian provincial securities commissions. The circulation of rumors, even if accurate and reported in the media,

Insider Trading Policy

does not constitute effective public disclosure of information, unless and until publicly confirmed or denied by the Company.

Information is deemed “Material” if there is a reasonable likelihood that it would be considered important to an investor in making a decision regarding the purchase or sale of securities. Both positive and negative information can be Material. Following are examples of information which can be deemed Material:

●	financial results;
●	projections of future earnings or losses or other earnings guidance;
●	significant product or service announcements;
●	significant developments with regard to patents or other intellectual property;
●significant developments involving corporate relationships (for example, significant contracts, distributor relationships);
●	new equity or debt offerings;
●	proposed changes in corporate structure including mergers and reorganizations;
●	proposed dispositions or acquisitions of significant assets;
●	proposed changes in capital structure including stock splits and stock dividends;
●	changes in dividend policy;
●significant litigation exposure due to actual or threatened litigation, or material developments with respect to any such actions;
●	impending financial liquidity problems or bankruptcy; and
●	changes in senior management.

The foregoing examples are not exhaustive. Insiders should err on the side of caution in determining whether information that they possess is Material and, if there is any doubt, consult with one of the Insider Trading Compliance Officers.

“Reporting Insiders” means directors, officers and key employees who are required to report their securities transactions to the SEC and/or applicable Canadian provincial securities commissions in accordance with United States or Canadian securities laws.

“Securities” means the Company’s common stock and any other class of stock, bonds or other evidences of indebtedness and all “derivative” securities, such as put and call options. By way of example, during a period when a person is restricted from trading in the Company’s securities, that person is restricted not only from buying or selling the Company’s common stock but also from buying or selling “put” or “call” options on the Company’s common stock as well.

Insider Trading Policy

“Trading day” means a day on which the TSX Venture Exchange and any other stock exchange on which the Company’s securities are then traded are open for trading.

Specific Policies

No Trading on Material Nonpublic Information

No Insider may buy or sell the Company’s securities while in possession of Material Nonpublic Information concerning the Company. Accordingly, Insiders should not engage in any purchases or sales of the Company’s securities (including securities purchased prior to the Insider’s employment or affiliation with the Company or in the open market) during any period beginning on the date he or she first possesses Material Nonpublic Information concerning the Company and ending at the end of the second complete trading day following the date when the information is publicly disclosed.

Business Partners

No Insider may buy or sell securities of any other company, including, without limitation, any of the Company’s customers, vendors or suppliers and any other company with which the Company does business, at any time when the Insider has Material Nonpublic Information about that company and that information has been obtained by the Insider in the course of performing services on behalf of the Company.

Blackout Period

The period beginning at the close of market on the fifteenth day of the third month of each fiscal quarter and ending at the beginning of the third trading day following the date of public disclosure of the financial results for that quarter is a particularly sensitive period of time for transactions in the Company’s securities from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that Reporting Insiders and certain employees will, during that period, often possess Material Nonpublic Information about the expected financial results for the quarter or year during that period. Accordingly, this period of time is referred to as a “blackout” period. All Reporting Insiders and those other employees identified by the Company’s Corporate Disclosure Committee (the “Disclosure Committee”) from time to time and who have been notified that they have been so identified are prohibited from trading during any blackout period.

Trading Window

To ensure compliance with this policy and applicable securities laws, the Company requires all Reporting Insiders and those certain identified employees of the Company refrain from conducting transactions involving the purchase or sale of the Company’s securities other than during the period (the “trading window”) commencing at the open of market on the third trading day following the date of public disclosure of the financial results for a particular fiscal quarter

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or year and continuing until the close of market on the 15th day of the third calendar month of the next fiscal quarter. The prohibition against trading during the blackout period encompasses the fulfillment of “limit orders” by any broker for a director, officer or employee, as applicable, and the brokers with whom any such limit order is placed must be so instructed at the time it is placed.

Trading in the Company’s securities during the trading window should NOT be considered a “safe harbor” and all Reporting Insiders and those other identified employees of the Company must obtain preclearance of any trades and, in addition, should use good judgment at all times when trading Company stock.

Pre-Clearance Process

In order to avoid any appearance of impropriety, all Reporting Insiders and those certain identified employees of the Company are required to clear, in advance, any trading of the Company’s securities with an Insider Trading Compliance Officer in order to confirm there is no Material information (favorable or unfavorable) concerning the Company that has not been publicly disclosed. This pre-clearance requirement applies throughout each trading window. All Reporting Insiders and those certain identified employees of the Company, even those who believe they are unaware of any Material Nonpublic Information, must comply with this pre-clearance requirement. Unless otherwise stated, clearance is effective only on the day on which the Insider is informed by an Insider Trading Compliance Officer that a trade may be affected. The Company may also impose a special pre-clearance requirement on other Insiders from time to time as a result of special circumstances. This special pre-clearance requirement may apply to all Insiders or certain Insiders. The Company will notify affected Insiders of the imposition of a special pre-clearance requirement and its duration, if known (affected Insiders will be notified when the pre-clearance requirement is lifted, if the duration was not stated at the outset).

Event-Specific Blackout Periods

From time to time during a trading window, an event may occur (or may have the potential to occur) or information may become available that is material to the Company and is known by only a few officers or directors of the Company. In such cases, the Disclosure Committee will determine whether to impose an event-specific blackout applicable to specific Insiders. If an event-specific blackout period is declared, those Insiders to which it applies will be notified and they may not trade in the Company’s securities until notified by the Disclosure Committee that event-specific blackout has concluded. The Company will notify affected Insiders of the imposition of an event-specific blackout and its duration, if known (affected Insiders will be notified when the event-specific blackout has ended, if the duration was not stated at the outset). The Company may notify affected Insiders of the existence of an event-specific blackout period without disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout must not disclose the existence of the blackout to any other person, even within the Company.

Insider Trading Policy

The fact that the Company may impose event-specific blackout periods does not change the fact that Insiders are prohibited from trading while in possession of Material Nonpublic Information, regardless of whether they have been designated as being subject to an event-specific blackout.

Tipping

No Insider may disclose (“tip”) Material Nonpublic Information to any other person (including family members) where such information might be used by such person in connection with the trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendation or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities. If a person is in possession of Material Nonpublic Information, it will be presumed that any recommendation will have been made in whole or in part on the basis of such information.

No Speculating

Investing in the Company’s securities provides an opportunity to share in its future growth. Investment in the Company and sharing in its growth, however, are inconsistent with speculation based on short-term fluctuations in the market price of the Company’s securities. Such activities may put the personal gain of an Insider in conflict with the interests of the Company and its stockholders. Consequently, no Insider may trade in options, warrants, puts and calls or similar derivative instruments based on the Company’s securities or buy the Company’s securities with the intention of quickly reselling them or sell the Company’s securities “short.” Any sale by an Insider of the Company’s securities that have not been held for investment for a period of at least 90 days shall be deemed to be speculative for the purpose of this paragraph. In addition, Insiders may not buy the Company’s securities on margin. Insiders may, of course, exercise stock options granted to them by the Company (including pursuant to a “cashless exercise” of stock options) and, subject to the restrictions discussed in this Policy, sell shares acquired through the exercise of such options.

Hedging

No Reporting Insider may engage in hedging transactions involving Company securities, including forward sale or purchase contracts, equity swaps, collars or exchange funds. Such transactions are speculative in nature and therefore create the appearance that the transaction is based on nonpublic information.

Trading on Margin or Pledging

No Reporting Insider may hold Company securities in a margin account or directly pledge (or hypothecate) Company securities as collateral for a loan. Margin sales or foreclosure sales may occur at a time when the Insider is aware of material nonpublic information or otherwise is not permitted to trade in Company securities.

Insider Trading Policy

Confidentiality

It is the duty of each Insider to maintain the confidentiality of all Material Nonpublic Information that such person receives or becomes privy to in connection with the Company’s business until after the information has been disclosed to the public in accordance with the Company’s continuous disclosure practices and applicable securities laws. In order to prevent the misuse or inadvertent disclosure of Material Nonpublic Information, Insiders should take appropriate precautions to maintain the confidentiality of such information, including the following:

●documents and files containing confidential information should be kept in a safe place to which access is restricted to individuals who “need to know” that information in the necessary course of business;

●confidential matters should not be discussed in places where the discussion may be overheard by unauthorized persons, such as elevators, hallways, restaurants, airplanes or taxis;
●confidential documents should not be read or displayed in public places and should not be discarded where others can retrieve them;
●Insiders must ensure that they maintain the confidentiality of information in their possession outside the office as well as inside the office;
●transmission of documents by electronic means, such as by email or fax, should be made only where it is reasonable to believe that the transmission can be made and received under secure conditions;
●posting information about the Company on an internet chat room, bulletin board or other message site, or actively participating in such communications about the Company is prohibited;
●unnecessary copying of confidential documents should be avoided, and documents containing confidential information should be promptly removed from conference rooms and work areas after meetings have concluded; extra copies of confidential documents should be destroyed;
●documents that contain confidential information should bear a legend or other appropriate marking to advise readers of the confidential nature of the information contained therein; and
●	access to confidential electronic data should be restricted through the use of passwords.

The foregoing examples are not exhaustive. An Insider who has a question about maintaining the confidentiality of Material Nonpublic Information should contact a member of the Disclosure Committee, which is responsible for coordinating and overseeing the release of such information in compliance with applicable laws and regulations.

Insider Trading Policy

Insider Reporting and Compliance with Resale Restrictions

Under applicable U.S. and Canadian securities laws, Reporting Insiders are required to report, within 2 business days, when they engage in transactions involving the Company’s securities, including “equity monetization” and similar transactions, whether such transactions are effected in Canada, the United States or elsewhere. In addition, Reporting Insiders who sell the Company’s securities in the United States must comply with the volume, manner of sale and notice requirements of Rule 144 under the U.S. Securities Act of 1933. Reporting Insiders who are considered “affiliates” of the Company under U.S. securities laws by virtue of reasons other than being a director or officer (e.g., the Reporting Issuer is also a significant shareholder) must comply with additional requirements under U.S. federal securities laws in connection with sales of the Company securities, even if such sales are effected outside the United States, and should consult legal counsel in advance of such sales. Insiders who have questions about their reporting obligations or resale restrictions under applicable securities laws should seek guidance from an Insider Trading Compliance Officer. While the Company may assist a Reporting Insider to file required reports and forms and to comply with applicable resale restrictions, the Reporting Insider has the ultimate responsibility for complying with applicable securities laws in connection with their sale or purchase of the Company’s securities.

Exceptions

Stock Options Exercise.

For purposes of this policy, the Company considers that the exercise of stock options for cash under the Company’s stock option plans (but (1) not the sale of any shares issued upon such exercise and (2) not a cashless exercise (accomplished by a sale of a portion of the shares issued upon exercise of an option)) are exempt from this policy, since the other party to these transactions is the Company itself and the price does not vary with the market, but is fixed by the terms of the plan. In addition, the Company considers that bona fide gifts of the securities of the Company are exempt from this policy. Any other exceptions to this policy must be approved by an Insider Trading Compliance Officer.

Sell-to-Cover for Tax Withholding.

Transactions conducted solely to satisfy tax-withholding obligations arising from the vesting, settlement, or delivery of equity awards granted under a Company equity incentive plan are exempt from the prohibitions of this Policy, provided that:

●	The sale is limited to the number of shares necessary to cover applicable federal, state, local, or foreign tax obligations and any associated withholding requirements.
●	The transaction is executed automatically pursuant to the terms of the applicable equity award agreement or a pre-established, non-discretionary sell-to-cover instruction that the Insider cannot modify once material non-public information is possessed.

Insider Trading Policy

●	The Insider does not exercise any discretion over the timing, amount, or manner of the sale beyond the initial election permitted under the award agreement or plan.
●	All other applicable laws, rules, and Company procedures (including pre-clearance requirements, if any) are satisfied.

This exemption applies only to transactions necessary to satisfy tax-withholding obligations and does not extend to discretionary sales of Company securities.

SEC Rule 10b5-1

The SEC has adopted rules allowing trading by Insiders during Blackout Periods in certain circumstances. Under Rule 10b5-1, if a person enters into a binding contract, an instruction or a written plan that specifies the dates, prices and amounts of the contemplated trades or establishes a formula for determining such dates, prices and amounts of which securities are to be purchased or sold, then that person can claim a defense to insider trading liability if the transaction under the trading plan occurs when that person is in possession of Material Nonpublic Information that he or she learned after entering into the contract, instruction or plan. An Insider may enter into a Rule 10b5-1 Trading Plan only when he or she is not in possession of Material Nonpublic Information. No Insider may enter into any Rule 10b5-1 Trading Plan that has not been reviewed and approved in writing by an Insider Trading Compliance Officer.

Please note the Company cannot guarantee, and makes no representation, that contracts, instructions or plans intended or designed to take advantage of Rule 10b5-1 will prevent civil or criminal liability under state or federal insider trading laws. Rule 10b5-1 purports to protect Insiders from federal insider trading liability when purchases and sales are made pursuant to contracts, instructions or plans that comply with such rule. Some state and local jurisdictions do not provide such protection, even though the protection may be available at the U.S. federal level. Persons electing to purchase or sell securities pursuant to these plans do so at their own risk.

Potential Criminal and Civil Liability or Disciplinary Action Liability for Insider Trading

Pursuant to U.S. federal and state securities laws and applicable Canadian securities laws, Insiders may be subject to criminal and civil fines and penalties, as well as imprisonment, for engaging in transactions in the Company’s securities at a time when they have knowledge of Material Nonpublic Information regarding the Company.

Liability for Tipping

Insiders may also be liable for improper transactions by any person to whom they have disclosed Material Nonpublic Information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The securities regulators have imposed large penalties even when the disclosing person did not profit from the trading. The securities regulators, the stock exchanges

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and securities dealers associations use sophisticated electronic surveillance techniques to uncover insider trading.

Penalties

Both the Insider and a person receiving a tip may face severe penalties. Civil fines of up to three times the profit made or loss avoided may be imposed. Criminal fines up to $5,000,000, regardless of profit, can be imposed. Imprisonment can range up to 20 years. In addition, if the Company and its supervisory personnel fail to take appropriate steps to prevent illegal insider trading by the Company employees, they may be subject to a civil fine of up to the greater of $1,000,000 or three times the profit or loss avoided as a result of the employee’s violation and a criminal fine of up to $25,000,000.

Possible Disciplinary Actions

Employees of the Company who violate this policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s stock plans or termination of employment with the Company.

Other Restrictions

The matters contained in this policy are not the only restrictions on the purchase and sale of the Company’s securities, and you should make yourself aware of any other restrictions or limitations that apply to you in connection with the purchase and sale of the Company’s securities.

Caution

The policies and procedures set forth herein with respect to the trading of securities by Insiders present only a general framework within which you may purchase and sell the Company’s securities without violating insider trading laws. You have the ultimate responsibility for complying with insider trading laws. You should therefore view this policy as the minimum criteria for compliance with insider trading laws.